06008689

AB 5/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 52428

SEC MAIL RECEIVED PROCESSING SECTION MAY 2006 WASH, D.C. 199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASANTE PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE, 15th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES McLAREN 212-521-1460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHWARTZ & COMPANY, LLP
(Name – if individual, state last, first, middle name)

2580 SUNRISE HIGHWAY (Address) BELLMORE (City) NY (State) 11710 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 05 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 6/28/06

OATH OR AFFIRMATION

I, JAMES McLAREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASANTE PARTNERS LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASANTÉ PARTNERS LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

ASANTÉ PARTNERS LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2005

CONTENTS

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Members of
Asanté Partners LLC

We have audited the accompanying statement of financial condition of Asanté Partners LLC as of December 31, 2005, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asanté Partners LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schwartz + Company, LLP

Bellmore, New York
February 7, 2006

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., Suite 3350
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

ASANTÉ PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets	
Cash and cash equivalents	$ 417,979
Marketable securities owned, at market value	7,380
Accounts receivable, net of allowance for doubtful accounts of $85,698	458,207
Property and equipment - at cost, less accumulated depreciation and amortization of $243,535	157,650
Security deposit	39,136
Prepaid expenses and other assets	20,898
Total assets	$ 1,101,250
Liabilities	
Accounts payable and accrued expenses	$ 48,645
Deferred income taxes payable	10,471
Total liabilities	59,116
Members' equity	1,042,134
Total liabilities and members' equity	$ 1,101,250

See accompanying notes and auditors' report

ASANTÉ PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue	
Advisory fees	$ 1,618,376
Interest and dividends	5,390
Unrealized loss on marketable security	(7,020)
Total revenue	1,616,746
Expenses	
Employee compensation and benefits	391,983
Rent and occupancy	176,848
Travel and entertainment	80,365
Professional fees	63,723
Consulting fees	33,406
Bad debt expense	110,250
Depreciation	45,112
Other general and administrative	207,947
Total expenses	1,109,634
Income before provision for income taxes	507,112
Provision for income taxes	12,253
Net income	$ 494,859

See accompanying notes and auditors' report

ASANTÉ PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance - January 1, 2005	$ 813,863
Net income	494,859
Distributions to members	(266,588)
Balance - December 31, 2005	$ 1,042,134

See accompanying notes and auditors' report

ASANTÉ PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 494,859
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	45,112
Unrealized loss on marketable securities	7,020
Deferred income tax expense	8,189
Allowance for doubtful accounts	85,698
(Increase) decrease in:	
Accounts receivable, net	(402,826)
Prepaid expenses and other assets	(6,127)
Security deposit	(39,136)
Increase (decrease) in:	
Profit sharing payable	(45,750)
Accounts payable and accrued expenses	48,645
Net cash flows provided by operating activities	195,684
Cash flows from investing activities:	
Acquisition of property and equipment	(2,985)
Net cash used in investing activities	(2,985)
Cash flows from financing activities:	
Distributions to members	(266,588)
Net cash used in financing activities	(266,588)
Net decrease in cash and cash equivalents	(73,889)
Cash and cash equivalents - beginning of year	491,868
Cash and cash equivalents - end of year	$ 417,979
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income tax	$ 1,050

See accompanying notes and auditors' report

SCHWARTZ & COMPANY, LLP

Note 1: Organization and Principal Business Activity

Asanté Partners LLC (the "Company") was formed as a limited liability company in the state of Delaware on January 27, 2000. The Company commenced operations on April 3, 2000. The Company maintains offices in New York City, New Canaan, Ct and Menlo Park, California and provides advisory services to customers principally throughout the United States.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers (the "NASD"). The Company provides investment banking and financial advisory services to clients primarily in the healthcare industry. The Company does not carry customer accounts and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Note 2: Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided on a straight-line basis over estimated useful lives of three to ten years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the useful life or the term of the lease.

Accounts Receivable
The Company's trade accounts receivable are recorded at amounts billed to customers, and presented on the balance sheet net of allowance for doubtful accounts. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Note 2: Summary of Significant Accounting Policies (continued)

Advisory Fees
The Company earns advisory fees for assisting clients in investment banking activities. These fees may include strategic evaluations, business advisory services and transaction fees. For revenue recognition purposes, the Company considers each of these services to be separate units of accounting. The contract specifies the fee arrangement for each unit of accounting, which is recognized as services are rendered, or on successful completion of a particular transaction. In some instances, the Company receives equity securities in clients as partial consideration for services rendered.

Marketable Securities
Marketable securities are held as trading securities and are recorded at market value. Unrealized holding gains and losses from trading securities are included in income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from management's estimates.

Note 3: Income Taxes

For income tax purposes, the Company has elected to file as a partnership. As a partnership, the Company is not liable to pay Federal income taxes. The income passes through to the members. The Company is subject to California's limited liability company fee in addition to annual tax and New York City unincorporated business tax. The Company is on the accrual basis for financial statement purposes and the cash basis for tax purposes. Deferred taxes are provided for state and local temporary differences.

The income tax provision for the year ending December 31, 2005 was as follows:

State and local	
Current	$ 4,064
Deferred	8,189
	$ 12,253

The Company's effective income tax rate is higher that what would be expected if statutory rates were applied to income primarily because of the New York City Alternative tax.

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had aggregate indebtedness of $48,645, net capital of $371,827, and a net capital requirement of $5,000. The Company's net capital ratio was 0.13 to 1.

Note 5: Property and Equipment

The property and equipment are recorded at cost and are comprised as follows:

Equipment	$ 27,418
Computers and software	76,102
Furniture and fixtures	199,521
Artwork	23,600
Leasehold improvements	74,544
	401,185
Accumulated depreciation and amortization	243,535
Property and equipment - net	$ 157,650

Note 6: Benefit Plan

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up the maximum permitted under Section 401(k) of the Internal Revenue Code. At the Company's discretion, it can match a portion of the participants' contributions. The Company did not match any participants' contributions during the year ended December 31, 2005.

ASANTÉ PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 7: Lease Commitments

The Company leases its New York office facilities under an operating lease agreement that expires in 2008. The lease provides that the Company pays certain occupancy expenses to the landlord as well as their proportionate share of any increase in real estate taxes. The Company has a non-cancelable lease with an affiliate for offices in California, and also rents office space in Connecticut on a month-to-month basis. Rent and occupancy expense for the year ending December 31, 2005 was $176,848, which includes $72,000 incurred to the affiliate.

The future minimum lease payments required under the above-mentioned leases, exclusive of taxes and other charges, for the years ended December 31, are as follows:

2006	$ 196,746
2007	196,746
2008	123,978
2009	72,000
Thereafter	72,000
	$ 661,470

Note 8: Concentration of Credit Risk

The Company maintains cash and cash equivalents with financial institutions, some of which may or may not be insured under the Federal Deposit Insurance Corporation ("FDIC") limits. This exposes the Company to a concentration of credit risk. At December 31, 2005, the Company had cash in excess of federally insured limits of $367,429.

ASANTÉ PARTNERS LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS UNDER SEC RULE 15c3-1
DECEMBER 31, 2005

Total members' capital		$ 1,042,134
Other allowable credits - deferred income taxes payable		10,471
		1,052,605
Non-allowable assets, deductions and charges:		
Accounts receivable	$ 458,207	
Property and equipment, net	157,650	
Security deposit	39,136	
Prepaid expenses and other assets	20,898	
Total non-allowable assets, deductions and charges		675,891
Net capital before haircuts		376,714
Haircuts on securities		3,878
Undue concentration		1,009
Net capital		371,827
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital		$ 366,827

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness in the statement of financial condition - accounts payable and accrued expenses	$ 48,645
Ratio of aggregate indebtedness to net capital	0.13 to 1

See accompanying notes and auditors' report

ASANTĖ PARTNERS LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL
PER FOCUS REPORT WITH AUDIT REPORT
DECEMBER 31, 2005

Net Capital, as reported in Company's Part IIA unaudited Focus Report	$ 362,230
Deferred income taxes payable - allowable credit	10,471
Differences in calculation of:	
Haircuts	(959)
Undue concentration	84
Rounding	1
Net capital, per report pursuant to Rule 17a - 5(d)	$ 371,827

See accompanying notes and auditors' report

SCHWARTZ & COMPANY, LLP

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Asanté Partners LLC:

In planning and performing our audit of the financial statements and supplemental information of Asanté Partners LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., Suite 3350
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

Bellmore, New York
February 7, 2006